July 26, 2012

Tia L. Jenkins, Senior Assistant Chief Accountant
Raquel Howard, Staff Accountant
Ken Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

RE:	Staff letter dated June 26, 2012 File No. 002-69494 Form 10-K for Fiscal Year Ended December 31, 2011 Filed April 16, 2012 Form 10-Q for Fiscal Quarter Ended March 31, 2012 Filed May 21, 2012

This letter is in response to the Staff letter dated June 26, 2012 (the “Letter”) as supplemented by various conversations among the Staff and the officers of the Company and the Company’s auditors.

Comment No. 1:  As agreed in prior correspondence and filed with our correspondence letter dated February 22, 2010, we have noted the differences between proven reserves according to 43-101 and SEC Industry Guide 7 are discussed at "Cautionary Note to U.S. Investors" at page 3 and item 1, "Description of Business," where we clearly and repeatedly state that “The Company has not established proven and probable reserves in accordance with SEC Industry Guide 7 at any of its properties.”  We explicitly note that we must also comply with the laws of the countries in which we operate and that the public should not confuse a foreign country’s use of the term “reserve” with our applicable U.S. SEC standard.  We did this after consultations with the SEC Staff.

Comment No. 2:  We will make the appropriate changes to the audit opinion on a prospective basis, hence the December 31, 2012 audit opinion will present the changes noted with regards to the cumulative and unaudited period.

Comment No. 3:  On our Consolidated Statement of Operations and Comprehensive Loss report of our 2011 Form 10-K, there was a net loss on sale of investment of $47,986.  There are two sales that make up this amount.  One was a gain of $25,000 on the sale of miscellaneous mining equipment in exchange for the return and cancellation of 125,000 shares of our Common Stock.  The other was the sale of the Chile property which had a loss after impairment of $72,986.  The Chile property was sold for $5,000,000 and had a net book value of $1,122,986 at the time of sale.  This transaction resulted in a gain, before impairment, of $3,877,014.  We impaired the sale price of $5,000,000 by the $3,950,000 for the doubtful collection portion of the $4,000,000 note receivable.  After impairment, this transaction resulted in a loss of $72,986.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860
www.globalgoldcorp.com

Comment No. 4:  The net carrying value of the capitalized mining costs is $1,068,965 which is less then the net realizable value as we determined of $1,130,794, not requiring us to take any impairment charge on our capitalized mining costs.  Although we have not yet recognized a commercially minable deposit, we used the assumptions that our 2010 and 2011 sales were $440,169 and there was 3.67 years of life remaining on this asset.  We also assumed that 2011 sales were down substantially from 2010 due to strategic management decisions to use finances to upgrade our production capacity and shut down our plant operations for the majority of 2011. During that time, we focused on exploration and stripping to prepare for future sales rather than focus on current year sales.  Based on this, we anticipate a minimal growth of 140% of the average of 2010 and 2011 sales.  The average of those two years would be $220,085 and at 140% growth it would be $308,119 per year which is still less sales than we had in 2010.

Additionally, as of December 31, 2011, we had saleable inventory carried at cost of $545,660.  Based on our sales contract and current gold prices, we would conservatively receive over $1,500,000.

The net carrying value of the related property, plant and equipment is approximately $1,354,000 which is less then the net realizable value as we determined of approximately $1,413,000 which would not require us to take an impairment charge on our net related property, plant and equipment.  We used the assumptions that we have several pieces of mining equipment and plant equipment which are in like new condition and can easily be sold for almost $1,000,000 on their own.  We also took the total gross related property, plant and equipment of approximately $4,038,000, assuming we could get an average of 35% to sell it all, the net realizable value would be approximately $1,413,000.

Comment No. 5:  We confirm that in future filings we will indicate who is signing in the capacity of principal accounting officer.

Comment No. 6:   We have filed the secured line of credit agreement referred to on page 27 and elsewhere as an exhibit to our Form 10-K.  Please refer to Exhibit 10.27 – Material Contract - (Unofficial English Translation) Mego Gold, LLC non revolving credit line from Armbusinessbank signed March 26, 2010.  This was noted with the following footnote: Incorporated herein by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed with the SEC on March 30, 2010.

Comment No. 7:  We note the typographical error with respect to the evaluation of the controls and procedures disclosure.  This letter confirms that management performed the evaluation of the disclosure controls and procedures of the Company as of March 31, 2012.  We will revise our disclosure for future filings and will ensure proper dates will appear in item 4 of all future Forms 10-Q.

The Company will incorporate all amendments in future reporting but believes that the Quarterly Reports would not warrant amendment for reliance by the public.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc:  Van Krikorian
       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler